 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

29 April 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

08002590

Dear Sirs

Re :   Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 April 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

SUPPL

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                            ADR Department
                            101 Barclay Street, 22W
                            New York
                            NY 10286

PROCESSED
MAY 21 2008
THOMSON REUTERS

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 28/04/2008 06:11:09 PM
Reference No LI-080428-7EE6F

Submitting Investment Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)
Company name *   LION INDUSTRIES CORPORATION BERHAD
Stock name *   LIONIND
Stock code *   4235
Contact person *   Wong Phooi Lin
Designation *   Secretary

Type *   ● Announcement ○ Reply to query
Subject :*   Dealings in Securities by Principal Officers Outside Closed
                                      Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officer	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Ng Ho Peng	22.04.2008	1.33	12,600	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 8 APR 2008

1

Table 2 - Disposal of Shares

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	23.04.2008	2.27	5,000	Negligible
Lee Khian Lai	25.04.2008	2.30	10,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

2 8 APR 2008

END